77 C - Matters submitted to a vote of security holders
On September 16, 2011, the Dynamic Canadian Equity Income Fund
(formerly, Dynamic Infrastructure Fund) held a special meeting of shareholders to approve a change to the Fund's fundamental investment limitation on industry concentration.

Shareholders of record of the Fund on August 10, 2011were entitled to vote on the proposal.

The proposal was approved by shareholders at the special meeting held on September 16, 2011 and the votes recorded during the special meeting are provided below. Percentage information relates to the votes recorded as a percentage of the outstanding shares on the record date.


(Record date outstanding shares: 79,328.679)

Votes For
  Number         Percentage
64,007.587        80.686%


Votes Against
  Number         Percentage
    0               0%


Abstained
  Number         Percentage
    0               0%